                                                                      EXHIBIT 99


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Fiscal 1997 was a year of transition and new initiatives for JCPenney. During the course of the year, the Company:

          . Completed the acquisition of Eckerd Corporation (Eckerd) and converted its existing drugstores, consisting of approximately 1,100 former Thrift, Fay's, and Kerr drugstores, to the Eckerd nameplate and format. This provides us with new growth opportunities and will provide expected cost savings of $100 million per year.

          . Announced a voluntary early retirement program, a corporate restructuring, and the closing of underperforming stores and support facilities, which will improve profitability in JCPenney stores and catalog.

          . Continued to generate record profits in its direct marketing insurance operation.

     Each of our business segments, which are described on page 2 of this Annual Report, offers a unique opportunity for future growth. This is enhanced by increased synergy that management believes can be achieved. The Company is committed to maintaining a leadership position in the businesses in which it operates, maintaining its financial strength, and enhancing stockholder value.

RESULTS OF
OPERATIONS

     Earnings before restructuring and business integration expenses (one-time charges), net of tax, totaled $839 million, or $3.12 per diluted share, in 1997 compared with $793 million, or $3.17 per share, in 1996 and $838 million, or $3.33 per share, in 1995. Net income totaled $566 million, or $2.10 per diluted share compared with $565 million, or $2.25 per share in 1996 and $838 million, or $3.33 per share, in 1995. In 1997, the Company had an average of approximately 20 million additional shares outstanding, primarily as a result of the Eckerd acquisition.

     During 1997, the Company recorded one-time charges of $447 million on a pre-tax basis. These charges consisted of $151 million for a voluntary early retirement program, $66 million for corporate restructurings, principally related to JCPenney stores and catalog support functions, $148 million for drugstore integration activities, and $145 million for store and support unit closings. These amounts were offset by $63 million of gains from the sale of certain business units. The Company expects to realize significant ongoing savings, primarily from lower salary costs, once these initiatives have been fully implemented.

FOURTH QUARTER

     The Company finished the year with strong operating performance. Fourth quarter earnings before one-time charges, net of tax, totaled $365 million, or $1.36 per diluted share, compared with $301 million, or $1.20 per share, in last year's fourth quarter, an increase of 21 per cent. Including one-time charges, net income was $224 million, or 85 cents per share, compared with $94 million, or 36 cents per share, in the comparable 1996 period, which also included one-time charges. Fourth quarter operating results were positively impacted by improvement in gross margin, primarily as a result of reduced markdown activity for JCPenney stores and catalog, and continued strong profits from the direct marketing insurance operation.

JCPENNEY STORES AND CATALOG
($ in millions)                    1997        1996      1995
----------------------------------------------------------------
JCPenney store sales            $16,047       $15,734   $14,973
 % inc/(dec)...................     2.0 (1)       5.1      (0.3)
 Comp store % inc/(dec)........    (0.3)(2)       3.4      (1.4)
Catalog sales.................. $ 3,908       $ 3,772   $ 3,738
 % inc/(dec)...................     3.6 (1)       0.9      (2.1)
FIFO gross margin %............    30.8          30.1      30.8
LIFO gross margin %............    30.9          30.2      30.8
SG&A %.........................    24.0          24.0      24.4
Operating earnings (FIFO)(3)... $ 1,371       $ 1,183   $ 1,199
 % of sales....................     6.8           6.1       6.4
================================================================

(1) Fiscal 1997 was comprised of 53 weeks. On a comparable 52-week basis, JCPenney store sales increased 0.7 per cent and Catalog sales increased 2.7 per cent.

(2) 1997 comparable store sales are shown on a 52-week fiscal year basis.

(3) Operating earnings excludes net interest and credit operations, and one-time charges.

1997 COMPARED WITH 1996

     FIFO operating earnings increased to $1,371 million in 1997, up 15.9 per cent compared with $1,183 million in 1996. The increase was principally the result of improvements to gross margin and managing of selling, general, and administrative (SG&A) expenses. Sales for JCPenney stores increased by 4.5 per cent in the first half of the year and slowed in the second half of 1997. Sales in the second half of 1996 and the first half of 1997 were stimulated by promotional markdowns resulting from high inventory levels. Sales performance in JCPenney stores in 1997 was led by the women's apparel division, particularly in dresses and career and casual wear, and the children's and shoe division. Catalog sales increased by 3.6 per cent in 1997 compared with 1996 and were led by women's and men's apparel as well as the home division.

     FIFO gross margin increased by 70 basis points in 1997 compared with 1996, despite a very promotional first half of the year. The Company recorded a LIFO credit of $20 million in both 1997 and 1996. SG&A expenses were well managed across all areas of the Company, particularly advertising, and were flat as a percentage of sales as compared with 1996.

1996 COMPARED WITH 1995

     FIFO operating earnings were $1,183 million in 1996 compared with $1,199 million in 1995. Sales in JCPenney stores were soft in the first half of 1996 compared with 1995 and accelerated in the second half as inventory levels rose and the Company implemented aggressive marketing programs to drive traffic in the stores. Catalog sales were weak through most of the year but strengthened in December and January, generating a small sales gain for the year. FIFO gross margin declined by 70 basis points in 1996 compared with 1995, primarily as a result of aggressive marketing programs designed to boost sales volumes and reduce inventory levels. In 1995, the Company recorded a $7 million LIFO credit. SG&A expenses were well managed in 1996, improving by 40 basis points as a per cent of sales.

ECKERD DRUGSTORES

                                                                   Pro Forma
                                                                ---------------
($ in millions)                                       1997        1996     1995
-------------------------------------------------------------------------------
Sales                                               $9,663      $8,526   $7,730
 % increase                                           13.3(1)     10.3      9.6
 Comp store % increase                                 7.4(2)      7.8      7.8
FIFO gross margin %                                   21.7        21.9     22.9
LIFO gross margin %                                   21.4        21.7     22.9
SG&A %                                                17.3        17.7     18.9
Operating earnings (FIFO)(3)                        $  424      $  360   $  311
 % of sales                                            4.4         4.2      4.0
===============================================================================

(1) Fiscal 1997 was comprised of 53 weeks. On a comparable 52-week basis, sales increased 11.2 per cent.

(2) 1997 comparable store sales are shown on a 52-week fiscal year basis.

(3) Operating earnings excludes interest expense, amortization of intangibles, and one-time charges.

     The following commentary compares 1997 actual results with 1996 and 1995 pro forma results, assuming that the Company's drugstore acquisitions had occurred as of the beginning of 1995, to provide a more meaningful evaluation of operating performance.

1997 COMPARED WITH 1996

     Throughout 1997, Eckerd was heavily involved in the integration of the former Thrift, Fay's, and Kerr drugstore operations into the Eckerd nameplate and format. Despite the significant integration activities, FIFO operating earnings increased $64 million to $424 million, an increase of 17.8 per cent compared with 1996 results. The increase was driven primarily by sales volumes and reduced SG&A expenses from the combined operations. Sales growth was strong the entire year, increasing by 7.4 per cent on a comparable store basis (those stores open at least one year), and was strongest in the Southeast and Sunbelt regions, which comprise historical Eckerd markets. Sales improvement was driven by a 16.1 per cent increase in prescription drug sales, which represented 53 per cent of total sales for the year. Prescription drug sales continue to be positively impacted by growth in managed care sales, which exceed 80 per cent of the prescription business.

     FIFO gross margin increased by $229 million in 1997 but declined by 20 basis points as a per cent of sales. The decline in gross margin per cent was primarily attributable to grand reopening promotional activities for the converted regions and the growth in the managed care prescription business, which carries lower margins. In 1997, Eckerd recorded a $32 million LIFO charge compared with a pro forma charge of $23 million in 1996, reflecting continued inflation in prescription drug prices. SG&A expenses were well leveraged as a result of higher sales volumes and the elimination of duplicate support functions. For the year, SG&A expenses improved by 40 basis points as a per cent of sales. Both gross margin and SG&A expenses were positively impacted by synergies arising from consolidation of the drugstore operations.


1996 COMPARED WITH 1995

     FIFO operating earnings increased in 1996, principally as a result of strong sales growth. Sales for the year grew at a 10.3 per cent rate, driven primarily by managed care prescription sales growth. Drugstore gross margin increased on a dollar basis in 1996, primarily as a result of higher sales levels, but decreased as a per cent of sales, primarily as a result of declines in managed care prescription gross margins. There was no LIFO impact in 1995. SG&A expenses were well leveraged in 1996 compared with 1995.

JCPENNEY INSURANCE

($ in millions)                  1997     1996     1995
--------------------------------------------------------
Revenue                         $ 928    $ 818    $ 680
 % increase                      13.4     20.3     22.1
Operating earnings              $ 214    $ 186    $ 157
 % increase                      15.1     18.5     23.6
 % of revenue                    23.1     22.7     23.1
========================================================

     JCPenney Insurance continues to be a solid contributor to the Company's operating performance. In 1997, revenues grew to $928 million compared with $818 million in 1996 and $680 million in 1995. The revenue growth over the three-year period is primarily attributable to successfully maintaining and enhancing marketing relationships with third-party businesses throughout the United States and Canada, principally banks, oil companies, and retailers. Revenue and operating earnings have been enhanced by growth in the non-insurance segment, which consists of marketing membership discount services through existing business relationships. Operating earnings increased to $214 million in 1997 compared with $186 million in 1996 and $157 million in 1995. The increase in operating earnings continued to be driven by strong growth in revenue.

NET INTEREST EXPENSE AND CREDIT OPERATIONS

($ in millions)                                    1997     1996     1995
---------------------------------------------------------------------------
Finance charge revenue(1)                         $(673)   $(641)   $(631)
Credit costs(1)                                     639      560      489
Interest expense, net                               581      359      325
---------------------------------------------------------------------------
Net interest and credit costs                     $ 547    $ 278    $ 183
Delinquency rate                                   3.9%     3.7%     3.3%
===========================================================================

(1) Includes amounts related to the Company's retained interest in JCP Master Credit Card Trust.

     Net interest and credit costs increased in 1997 compared with 1996, due principally to bad debt on customer receivables and interest expense for the drugstore acquisitions. Finance charge revenue increased in 1997 compared with 1996 levels, primarily as a result of modifications that were made to credit terms in selected states. These increases were more than offset by bad debt expense. In 1997, bad debt expense, including additions to reserves for future bad debt losses, was $343 million compared with $267 million in 1996. In both 1997 and 1996, bad debt expense was negatively impacted by continuing high levels of delinquencies and personal bankruptcies. Interest expense in 1997 exceeded the prior year, primarily as a result of $3.0 billion of debt that was issued in connection with the Eckerd acquisition.

     In 1996, finance charge revenue was relatively flat with 1995 levels. Credit operating costs increased as a result of rising bad debt expense. The increase in interest expense in 1996 compared with 1995 was generally related to higher levels of debt required to finance increases in working capital, drugstore acquisitions, and capital spending for JCPenney stores.


INCOME TAXES

     The effective income tax rate in 1997 increased to 38.8 per cent compared with 37.9 per cent in 1996 and 37.5 per cent in 1995. The increase in 1997 was primarily related to amortization of goodwill associated with the drugstore acquisitions, which provides no tax benefit.


FINANCIAL
CONDITION

     The Company's goal is to maintain a strong balance sheet in order to provide financial flexibility and increase stockholder value. The Company's financial condition has remained strong and market capitalization has increased to $18.1 billion, an increase of $6.8 billion, or 60 per cent, over the past two years. Total stockholder return, which includes price appreciation and dividends, was 47 per cent in 1997. The Company's strong financial condition has allowed a consistent increase in the dividend on common stock, including an increase to an indicated annual rate of $2.18 which was approved by the Board of Directors in March 1998. The dividend has increased in each of the last six years, over which time it has increased in excess of 65 per cent.


MERCHANDISE INVENTORY

($ in millions)                  1997      1996      1995
-----------------------------------------------------------
JCPenney stores and catalog     $4,239    $4,311    $3,815
Eckerd drugstores                2,148     1,676       346
Less LIFO reserves                (225)     (265)     (226)
-----------------------------------------------------------
Total                           $6,162    $5,722    $3,935
===========================================================

     Merchandise inventory levels for JCPenney stores and catalog declined by
1.7 per cent from the prior year, primarily as a result of better management of the merchandise procurement process. Inventory levels increased by 13 per cent in 1996 compared with 1995, partly as a result of the addition of three million square feet of gross selling space. Inventory levels for Eckerd in 1997 increased by 28 per cent compared to 1996. The increase was primarily related to conversion activities and the addition of 1.0 million square feet of new space. The increase from 1995 levels was principally the result of the Eckerd and Fay's acquisitions.


INTANGIBLE ASSETS

     Intangible assets consist principally of favorable lease rights, prescription files, software, trade name, and goodwill. They represent the excess of the purchase price over the fair value of assets received in the Company's drugstore acquisitions. The increase from 1996 levels is related to the completion of the Eckerd acquisition in February 1997.


DEBT TO CAPITAL

                                   1997     1996     1995
----------------------------------------------------------
Debt to capital per cent           60.4%    64.5%*   52.6%
==========================================================

* Upon completion of the Eckerd acquisition, the Company's debt to capital per cent decreased to 60.1 per cent.


     The Company issued $3.0 billion of long term debt in the first quarter of 1997, which represented a conversion of short term debt that had been issued in connection with the Eckerd acquisition. The average effective interest rate on this debt was 7.5 per cent and the average maturity was 30 years. With the issuance of this debt, the Company's average interest rate decreased by about 10 basis points and the average maturity was extended, capitalizing on a favorable interest rate environment. Total debt, both on and off-balance-sheet, was $11,237 million at the end of 1997 compared with $10,807 million and $6,542 million at the end of fiscal 1996 and 1995, respectively. The increase in debt over the past two years is primarily related to the acquisition of Eckerd and the growth of the drugstore operation.

     During the last two years, the Company issued 28.4 million shares of common stock in connection with its drugstore acquisitions. In addition, the Company acquired 7.5 million shares of its common stock in 1996 for $366 million, as part of a share purchase program. The Company has the authority to acquire an additional 10 million shares under previously approved share purchase programs.

     The Company's debt ratings did not change during the year (see Supplemental Data, page 34, for current ratings) and continue to be among the highest in the retail industry.

CAPITAL EXPENDITURES

($ in millions)                          1997   1996   1995
------------------------------------------------------------
JCPenney stores and catalog             $ 443  $ 636  $ 615
Eckerd drugstores                         341    103     53
Other                                      26     51     81
------------------------------------------------------------
Total                                   $ 810  $ 790  $ 749
============================================================

     Capital expenditures in 1997 increased over 1996 and 1995 levels, due primarily to growth in the Company's drugstore operations. Eckerd added 272 new or acquired drugstores and relocated an additional 127 drugstores in 1997, primarily in the Southeast and Sunbelt areas of the country. In 1997 and 1996, the Company committed approximately $200 million per year to the modernization and updating of existing JCPenney store locations. 1995 reflects $173 million for the purchase of seven department stores in the Washington, D.C. area. It is anticipated that capital spending in 1998 will total approximately $500 million for JCPenney stores and catalog, with the majority of the spending related to new and relocated stores and improvements to existing space. Capital spending for Eckerd in 1998 is expected to total approximately $250 million as the Company continues to expand its drugstore operation and to relocate drugstores to more profitable freestanding locations.


CASH FLOW

     The Company expects to generate sufficient cash flow internally to meet substantially all of its cash flow requirements for working capital, capital expenditures, and dividends in the foreseeable future.


YEAR 2000

     The Company has initiated actions to address the year 2000 issue. It is expected that compliance work will be substantially completed by the end of 1998. Total costs associated with these efforts, which are being expensed as incurred, have not had, and are not expected to have, a material impact on the Company's financial results.


INFLATION AND CHANGING PRICES

     Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.

CONSOLIDATED STATEMENTS OF INCOME

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES

For the Year ($ in millions except per share data)                          1997      1996       1995
--------------------------------------------------------------------------------------------------------
REVENUE
Retail sales                                                              $29,618   $22,653      $20,562
Insurance revenue                                                             928       818          680
                                                                          ------------------------------
Total revenue                                                              30,546    23,471       21,242
                                                                          ------------------------------
COSTS AND EXPENSES
Cost of goods sold, occupancy, buying, and warehousing costs               21,379    16,058       14,352
Selling, general, and administrative expenses                               6,456     5,262        4,923
Costs and expenses of insurance operations                                    714       632          523
Other unallocated                                                             (39)      (45)         (80)
Net interest expense and credit operations                                    547       278          183
Amortization of intangibles and minority interest                             117        23           --
Restructuring and business integration expenses, net                          447       354           --
                                                                          ------------------------------
Total costs and expenses                                                   29,621    22,562       19,901
                                                                          ------------------------------
INCOME BEFORE INCOME TAXES                                                    925       909        1,341
Income taxes                                                                  359       344          503
--------------------------------------------------------------------------------------------------------
NET INCOME                                                                $   566   $   565       $  838
=========================================================================================================


EARNINGS PER COMMON SHARE
(In millions, except per share data)

1997                                                                      Income    Shares       EPS
--------------------------------------------------------------------------------------------------------
Net income                                                                $   566
Less: preferred stock dividends                                               (40)
                                                                          ------------------------------
Basic EPS                                                                     526       247      $  2.13
Stock options and convertible preferred stock                                  36        21
                                                                          ------------------------------
Diluted EPS                                                               $   562       268      $  2.10
                                                                          ------------------------------

1996
--------------------------------------------------------------------------------------------------------
Net income                                                                $   565
Less: preferred stock dividends                                               (40)
                                                                          ------------------------------
Basic EPS                                                                     525       226      $  2.32
Stock options and convertible preferred stock                                  35        22
                                                                          ------------------------------
Diluted EPS                                                               $   560       248      $  2.25
                                                                          ------------------------------

1995
--------------------------------------------------------------------------------------------------------
Net income                                                                $   838
Less: preferred stock dividends                                               (41)
                                                                          ------------------------------
Basic EPS                                                                     797       226      $  3.52
Stock options and convertible preferred stock                                  33        23
                                                                          ------------------------------
Diluted EPS                                                               $   830       249      $  3.33
========================================================================================================

See Notes to Consolidated Financial Statements on pages 23 through 30.

CONSOLIDATED STATEMENTS OF
                             STOCKHOLDERS' EQUITY

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES

                                                                      Guaranteed                 Total
                                                  Common  Preferred     LESOP     Reinvested  Stockholders'
($ in millions)                                   Stock     Stock     Obligation   Earnings      Equity
-----------------------------------------------------------------------------------------------------------
January 28, 1995                                 $ 1,030   $   630     $  (307)     $4,262       $5,615

Comprehensive income
     Net income                                                                        838          838
     Net unrealized change in
       debt and equity securities                                                       82           82
     Currency translation adjustments                                                  (10)         (10)
                                                 ----------------------------------------------------------
Total comprehensive income                                                             910          910
Dividend declared                                                                     (474)        (474)
Common stock issued                                  113                                            113
Common stock retired                                 (31)                             (301)        (332)
Preferred stock retired                                        (27)                                 (27)
LESOP payment                                                               79                       79
-----------------------------------------------------------------------------------------------------------

January 27, 1996                                   1,112       603        (228)      4,397        5,884

Comprehensive income
     Net income                                                                       565           565
     Net unrealized change in
       debt and equity securities                                                     (18)          (18)
     Currency translation adjustments                                                  (3)           (3)
                                                 ----------------------------------------------------------
Total comprehensive income                                                            544           544
Dividend declared                                                                    (511)         (511)
Common stock issued                                  350                                            350
Common stock retired                                 (46)                            (320)         (366)
Preferred stock retired                                        (35)                                 (35)
LESOP payment                                                               86                       86
-----------------------------------------------------------------------------------------------------------

January 25, 1997                                   1,416       568        (142)     4,110         5,952

Comprehensive income
     Net income                                                                       566           566
     Net unrealized change in
          debt and equity securities                                                   14            14
     Currency translation adjustments                                                  (3)           (3)
                                                 ----------------------------------------------------------
Total comprehensive income                                                            577           577
Dividend declared                                                                    (573)         (573)
Common stock issued                                1,350                                          1,350
Preferred stock retired                                        (42)                                 (42)
LESOP payment                                                               93                       93
-----------------------------------------------------------------------------------------------------------

January 31, 1998                                 $ 2,766   $   526      $  (49)    $4,114        $7,357
===========================================================================================================

The accumulated balances for net unrealized changes in debt and equity securities were $66, $52, and $70, and for currency translation adjustments were ($18), ($15), and ($12) at the end of 1997, 1996, and 1995, respectively.

See Notes to Consolidated Financial Statements on pages 23 through 30.

CONSOLIDATED BALANCE SHEETS

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES

ASSETS ($ in millions)                                                       1997      1996
----------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash (including short term investments of $208 and $131)                   $   287   $   131
 Retained interest in JCP Master Credit Card Trust                            1,073     1,111
 Receivables, net (bad debt reserves of $105 and $77)                         3,819     4,646
 Merchandise inventory (including LIFO reserves of $225 and $265)             6,162     5,722
 Prepaid expenses                                                               143       102
                                                                            ------------------
TOTAL CURRENT ASSETS                                                         11,484    11,712
Property and equipment
 Land and building                                                            2,993     2,931
 Furniture and fixtures                                                       4,089     3,710
 Leasehold improvements and other                                             1,192     1,074
 Accumulated depreciation                                                    (2,945)   (2,701)
                                                                            ------------------
Property and equipment, net                                                   5,329     5,014
Investments, primarily insurance operations                                   1,774     1,605
Deferred insurance policy acquisition costs                                     752       666
Goodwill and other intangible assets, net (amortization of $108 and $6)       2,940     1,861
Other assets                                                                  1,214     1,230
----------------------------------------------------------------------------------------------
                                                                           $ 23,493   $22,088
==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY ($ in millions)
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
 Accounts payable and accrued expenses
  (including trade payables of $1,551 and $1,558)                           $ 4,155   $ 3,738
 Short term debt                                                              1,417     3,950
 Current maturities of long term debt                                           449       250
 Deferred taxes                                                                 116        28
                                                                            ------------------
TOTAL CURRENT LIABILITIES                                                     6,137     7,966
Long term debt                                                                6,986     4,565
Deferred taxes                                                                1,325     1,362
Insurance policy and claims reserves                                            872       781
Other liabilities (including bank deposits of $724 in 1996)                     816     1,462
STOCKHOLDERS' EQUITY
Preferred stock                                                                 526       568
Guaranteed LESOP obligation                                                     (49)     (142)
Common stock                                                                  2,766     1,416
Reinvested earnings                                                           4,114     4,110
                                                                            ------------------
TOTAL STOCKHOLDERS' EQUITY                                                    7,357     5,952
----------------------------------------------------------------------------------------------
                                                                           $ 23,493   $22,088
==============================================================================================

See Notes to Consolidated Financial Statements on pages 23 through 30.

CONSOLIDATED STATEMENTS OF CASH FLOWS

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES

For the Year ($ in millions)                                                   1997      1996      1995
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                  $   566   $   565   $   838
Gain on the sale of consumer banking assets                                     (52)       --        --
Restructuring and business integration expenses                                 371       310        --
Depreciation and amortization, including intangibles                            584       381       341
Deferred taxes                                                                    1       (18)      144
Change in cash from:
 Customer receivables                                                           215      (172)       40
 Inventory, net of trade payables                                              (395)     (521)      (55)
 Other assets and liabilities, net                                              (72)     (163)       95
                                                                            -----------------------------
                                                                              1,218       382     1,403
                                                                            -----------------------------
INVESTING ACTIVITIES
Capital expenditures                                                           (824)     (704)     (717)
Proceeds from the sale of consumer banking assets, net                          276        --        --
Eckerd acquisition                                                               --    (1,776)       --
Purchases of investment securities                                             (401)     (471)     (583)
Proceeds from sales of investment securities                                    252       493       420
                                                                            -----------------------------
                                                                               (697)   (2,458)     (880)
                                                                            -----------------------------
FINANCING ACTIVITIES
Change in short term debt                                                    (2,533)    2,401      (583)
Issuance of long term debt                                                    2,990       596       991
Payments of long term debt                                                     (343)     (133)     (244)
Common stock issued, net                                                        121        68        50
Common stock purchased and retired                                               --      (366)     (335)
Preferred stock retired                                                         (42)      (35)      (27)
Dividends paid, preferred and common                                           (558)     (497)     (463)
                                                                            -----------------------------
                                                                               (365)    2,034      (611)
                                                                            -----------------------------
NET INCREASE/(DECREASE) IN CASH AND SHORT TERM INVESTMENTS                      156       (42)      (88)
Cash and short term investments at beginning of year                            131       173       261
--------------------------------------------------------------------------------------------------------
CASH AND SHORT TERM INVESTMENTS AT END OF YEAR                              $   287   $   131   $   173
========================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                               $   564   $   390   $   355
Interest received                                                                45        60        54
Income taxes paid                                                               225       356       409

     Non-Cash Transactions. Since February 1995, the Company has expanded its drugstore portfolio through acquisitions that were accomplished in whole or in part through the exchange of common stock. See footnote 2 for discussion of the acquisition transactions.

See Notes to Consolidated Financial Statements on pages 23 through 30.

COMPANY STATEMENT ON FINANCIAL INFORMATION

     The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are considered to present fairly in all material respects the Company's results of operations, financial position, and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

     The Company's system of internal controls is supported by written policies and procedures and supplemented by a staff of internal auditors. This system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and are recorded and reported properly. The system is continually reviewed, evaluated, and where appropriate, modified to accommodate current conditions. Emphasis is placed on the careful selection, training, and development of professional managers.

     An organizational alignment that is premised upon appropriate delegation of authority and division of responsibility is fundamental to this system. Communication programs are aimed at assuring that established policies and procedures are disseminated and understood throughout the Company.

     The consolidated financial statements have been audited by independent auditors whose report appears below. This audit was conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

     The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Audit Committee's responsibilities include recommending to the Board for stockholder approval the independent auditors for the annual audit of the Company's consolidated financial statements. The Committee also reviews the independent auditors' audit strategy and plan, scope, fees, audit results, and non-audit services and related fees; internal audit reports on the adequacy of internal controls; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits; and the effectiveness of the Company's program for correcting audit findings. The independent auditors and Company personnel, including internal auditors, meet periodically with the Audit Committee to discuss auditing and financial reporting matters.


/s/ Da MCKAY

Donald A. McKay
Executive Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of J. C. Penney Company, Inc.:

     We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 31, 1998 and January 25, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 31, 1998 and January 25, 1997, and the results of their operations and their cash flows for each of the years in the three year period ended January 31, 1998 in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP
Dallas, Texas
February 26, 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.  SUMMARY OF ACCOUNTING POLICIES
  2.  DRUGSTORE ACQUISITIONS
  3.  RETAINED INTEREST IN JCP MASTER CREDIT CARD TRUST
  4.  INVESTMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS
  5.  SHORT TERM DEBT
  6.  LONG TERM DEBT
  7.  CAPITAL STOCK
  8.  STOCK-BASED COMPENSATION
  9.  INTEREST EXPENSE, NET
 10.  LEASE COMMITMENTS
 11.  ADVERTISING COSTS
 12.  RETIREMENT PLANS
 13.  RESTRUCTURING AND BUSINESS INTEGRATION EXPENSES, NET
 14.  TAXES
 15.  SEGMENT REPORTING

1
SUMMARY OF
ACCOUNTING POLICIES

     BASIS OF PRESENTATION. Certain prior year amounts have been reclassified to conform with the current year presentation.

     BASIS OF CONSOLIDATION. The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     DEFINITION OF FISCAL YEAR. The Company's fiscal year ends on the last Saturday in January. Fiscal 1997 ended January 31, 1998; fiscal 1996 ended January 25, 1997; and fiscal 1995 ended January 27, 1996. Fiscal 1997 was a 53-week year; all other years presented are 52 weeks. The accounts of JCPenney Insurance are on a calendar year basis.

     RETAIL SALES. Retail sales include merchandise and services, net of returns, and exclude all taxes.

     EARNINGS PER COMMON SHARE. Basic earnings per share are computed by dividing net income less dividend requirements on the Series B LESOP convertible preferred stock, net of tax, by the weighted average common stock outstanding. Diluted earnings per share assume the exercise of stock options and the conversion of the Series B LESOP convertible preferred stock into the Company's common stock. Additionally, it assumes adjustment of net income for the additional cash requirements, net of tax, needed to fund the LESOP debt service resulting from the assumed replacement of the preferred dividends with common stock dividends.

     CASH AND SHORT TERM INVESTMENTS. Cash invested in instruments with remaining maturities of three months or less from time of investment is reflected as short term investments.

     ACCOUNTS RECEIVABLE. The Company's policy is to write off accounts when the scheduled minimum payment has not been received for six consecutive months, if any portion of the balance is more than 12 months past due, or if it is otherwise determined that the customer is unable to pay. Collection efforts continue subsequent to write-off, and recoveries are applied as a reduction of bad debt losses.

     MERCHANDISE INVENTORY. Substantially all merchandise inventory is valued at the lower of cost (last-in, first-out) or market, determined by the retail method. The Company applies internally developed indices to measure increases and decreases in its own retail prices.

     DEPRECIATION AND AMORTIZATION. The cost of buildings and equipment is depreciated on a straight line basis over the estimated useful lives of the assets. The primary useful life for buildings is 50 years, and ranges between three and 20 years for furniture and equipment. Improvements to leased premises are amortized over the expected term of the lease or their estimated useful lives, whichever is shorter. Intangible assets, other than trade name, are amortized over periods ranging from five to seven years. Trade name and goodwill are amortized over 40 years.

     IMPAIRMENT OF ASSETS. The Company assesses the recoverability of asset values, including goodwill and other intangible assets, on a periodic basis by comparing expected cashflows to net book value.

     DEFERRED CHARGES. Expenses associated with the opening of new stores are written off in the year of the store opening. Deferred policy acquisition costs, principally marketing costs and commissions incurred by JCPenney Insurance to secure new insurance policies, are amortized over the expected premium-paying period of the related policies.

     INVESTMENTS. The Company's investments are classified as available-for-sale and are carried at fair value. Changes in unrealized gains and losses are recorded directly to stockholders' equity, net of applicable income taxes. Realized gains and losses are determined on a first-in, first-out basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        INSURANCE POLICY AND CLAIMS RESERVES. Liabilities established by JCPenney Insurance for future policy benefits are computed using a net level premium method including assumptions as to investment yields, mortality, morbidity, and persistency based on the Company's experience.

        ADVERTISING. Costs for newspaper, television, radio, and other media advertising are expensed as incurred. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed six months.

        DERIVATIVE FINANCIAL INSTRUMENTS. The Company selectively uses non-leveraged, off-balance-sheet derivative instruments to manage its market and interest rate risk, and does not hold derivative positions for trading purposes. Current derivative positions consist of non-leveraged, off-balance-sheet interest rate swaps which are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

        USE OF ESTIMATES. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires that management estimate certain amounts that are reported. Actual results may differ from these estimates.

        NEW ACCOUNTING RULES. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, in April 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, in June 1997, and SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, in February 1998. SFAS No. 128 was effective in fiscal 1997, and SFAS's No. 130, No. 131 and No. 132 were adopted by the Company in fiscal 1997; prior year numbers have been restated as required. None of the new rules had a material impact on the Company.

2
DRUGSTORE
ACQUISITIONS

        In February 1997, the Company completed the acquisition of Eckerd Corporation (Eckerd), a 1,748 unit drugstore chain located primarily in the Southeast and Sunbelt. The acquisition was accomplished through a two-step transaction consisting of a cash tender offer for 50.1 per cent of the outstanding Eckerd common stock (December 1996), followed by the exchange of approximately 23.2 million shares of JCPenney common stock for the remaining
49.9 per cent of Eckerd common stock (February 1997). The total value of the acquisition, including $760 million of Eckerd debt assumed by the Company, was approximately $3.3 billion. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value, and accordingly, the Company recognized intangible assets consisting of favorable lease rights, prescription files, computer software, and trade name. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed is classified as goodwill and totaled $2.3 billion at the conclusion of the acquisition.

        In October 1996, the Company acquired Fay's Incorporated (Fay's), a 272 unit drugstore chain located primarily in New York state, through the issuance of 5.2 million shares of common stock valued at $278 million and assumption of $75 million of Fay's debt. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed totaled $220 million and is classified as goodwill.

        Both the Eckerd and Fay's acquisitions were accounted for under the purchase method, and accordingly, the results of operations of both Eckerd and Fay's are included in the Company's results of operations since the respective dates of acquisition.

        The following unaudited pro forma condensed statements of operations give effect to the Eckerd and Fay's acquisitions as if the transactions occurred at the beginning of each of the periods presented.


                                        52 Weeks Ended
--------------------------------------------------------------------------------
 ($ in millions except       Jan. 25, 1997        Jan. 27, 1996
  per share data)         Reported  Pro forma  Reported  Pro forma
--------------------------------------------------------------------------------
Retail sales              $22,653    $28,028   $20,562    $26,442
Net income                    565        519       838        766
Per share, diluted           2.25       1.91      3.33       2.78
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3
RETAINED INTEREST IN JCP MASTER
CREDIT CARD TRUST

     The Company previously transferred portions of its customer receivables to a trust which, in turn, sold certificates representing undivided interests in the trust in public offerings. As of January 31, 1998, $652 million of the certificates were outstanding and the balance of the receivables in the trust was $1,771 million. The Company owns the remaining undivided interest in the trust not represented by the certificates and will continue to service all receivables for the trust. The Company has made available to the trust $78 million in irrevocable letters of credit should such funds be required. None of the letters of credit was in use as of January 31, 1998.

     The retained interest in the trust is accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and is classified as available-for-sale. The carrying value of $1,073 million in 1997 and $1,111 million in 1996 includes a valuation reserve of $40 million and $28 million, respectively. Due to the short-term nature of this investment, the carrying value approximates fair value.


4
INVESTMENTS AND FAIR VALUE
OF FINANCIAL INSTRUMENTS


                            Amortized    Fair
($ in millions)                Cost     Value
---------------------------------------------
Fixed income securities       $1,126   $1,167
Asset-backed certificates        431      459
Other                            113      148
---------------------------------------------
Total                         $1,670   $1,774
=============================================

     INVESTMENTS. The Company's investments are recorded at fair value based on quoted market prices and consist principally of fixed income and equity securities, substantially all of which are held by JCPenney Insurance, and asset-backed certificates. The majority of the fixed income securities mature during the next ten years. Unrealized gains and losses are included in stockholders' equity, net of tax, and are shown as a component of comprehensive income.

     FINANCIAL LIABILITIES. Financial liabilities are recorded in the consolidated balance sheets at historical cost, which approximates fair value. These values are not necessarily indicative of actual market transactions. The fair value of long term debt, excluding capital leases, is based on the interest rate environment and the Company's credit rating.

     DERIVATIVE FINANCIAL INSTRUMENTS. Current derivative positions consist of two offsetting interest rate swaps, which were entered into in connection with the issuance of asset-backed certificates in 1990. These swaps help to protect certificate holders by reducing the possibility of an early amortization of the principal. The impact of these interest rate swaps is not material.

     CONCENTRATIONS OF CREDIT RISK. The Company has no significant concentrations of credit risk. Individual accounts comprising accounts receivable are widely dispersed and investments are well diversified.

5
SHORT TERM
DEBT


($ in millions)                        1997      1996
------------------------------------------------------
Commercial paper                      $1,417    $2,050
Bank debt                                  -     1,900
------------------------------------------------------
Total                                 $1,417    $3,950
Average interest rate at year end        5.6%      5.5%
======================================================

     Committed bank credit facilities available to the Company as of January 31, 1998 totaled $3.0 billion. The facilities, as amended and restated in 1997, support the Company's short term borrowing program and are comprised of a $1.5 billion, 364-day revolver and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period, allowing the Company to match its seasonal borrowing requirements. None of the borrowing facilities was in use as of January 31, 1998. In the first quarter of 1997, the Company paid off and retired the acquisition facility used in connection with the Eckerd acquisition.

     Also, the Company has $910 million of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. As of January 31, 1998, $293 million of letters of credit issued by the Company were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6
LONG TERM
DEBT

                                    Jan. 31, 1998          Jan. 25, 1997
($ in millions)                 Avg Rate     Balance    Avg Rate     Balance
-----------------------------------------------------------------------------
Notes and debentures
 Due 0-5 years                    7.1%        $2,600      7.3%        $1,425
 Due 6-10 years                   7.8%         1,760      8.0%         1,605
 Due 11-15 years                  8.0%           325      7.6%           425
 Due 16-20 years                  7.7%           780      7.5%           492
 Due 21-30 years                  7.5%           887      7.2%           550
 Thereafter                       7.5%           900       --             --
                                ---------------------------------------------
Total notes and debentures        7.5%         7,252      7.6%         4,497
Guaranteed LESOP notes,
 due 1998                                         49                     142
Capital lease obligations
 and other                                       134                     176
Less current maturities                         (449)                   (250)
-----------------------------------------------------------------------------
Total long term debt                          $6,986                  $4,565
=============================================================================

     During 1997, the Company issued $3.0 billion of debt. These notes and debentures had an average maturity of 30 years and an average interest rate of
7.5 per cent. In 1996, the Company issued $600 million in notes with an average maturity of 20 years and an average interest rate of 7.3 per cent.


7
CAPITAL
STOCK

     As of January 31, 1998, there were approximately 58 thousand stockholders of record. On a combined basis, the Company's savings plans, including the Company's leveraged employee stock ownership plan (LESOP), held 46.6 million shares of common stock or 17.3 per cent of the Company's common shares after giving effect to the conversion of preferred stock.


COMMON STOCK

     1,250 million shares, par value $.50 are authorized; 251 million shares were issued and outstanding as of January 31, 1998, and 224 million shares were issued and outstanding as of January 25, 1997.


PREFERRED STOCK

     In connection with the 1988 adoption of the LESOP, 25 million shares of Series B LESOP convertible preferred stock, par value $.01 were authorized; 900 thousand shares were issued and outstanding as of January 31, 1998, and one million shares were issued and outstanding as of January 25, 1997. Each share is convertible into 20 shares of the Company's common stock at a conversion price of $30 per common share. Dividends are cumulative and are payable semi-annually at a rate of $2.37 per common share equivalent, a yield of 7.9 per cent. Shares may be redeemed at the option of the Company or the LESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company's sole discretion.


PREFERRED STOCK PURCHASE RIGHTS

     In 1990, the Board of Directors declared a dividend distribution of one preferred stock purchase right on each outstanding share of common stock in connection with the redemption of the Company's then existing preferred stock purchase rights program. These rights entitle the holder to purchase, for each right held, 1/400 of a share of Series A junior participating preferred stock at a price of $140. The rights are exercisable by the holder upon the occurrence of certain events and are redeemable by the Company under certain circumstances as described by the rights agreement.


8
STOCK-BASED
COMPENSATION

     As of January 31, 1998, the Company had a single stock-based compensation plan which was approved by stockholders in 1997 and which reserves 14 million shares of common stock for issuance to plan participants upon the exercise of options over the 10 year term of the plan. Approximately 2,000 associates, generally consisting of selected management associates, are eligible to participate. Shares acquired under the plan generally have a two year retention requirement. Both the number of shares and the exercise price, which is based on the average market price, are fixed at the date of grant and have a maximum term of 10 years. The plan also provides for grants of stock options and stock awards to members of the Board of Directors not otherwise employed by the Company. Shares acquired by such directors are not transferable until a director terminates service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company accounts for stock-based compensation under the provisions of APB No. 25, Accounting for Stock Issued to Employees. Accordingly, net income and earnings per share shown in the consolidated statements of income appearing on page 18 do not reflect any compensation cost for the Company's fixed stock options. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the fair value of each fixed option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:


                                       1997      1996      1995
------------------------------------------------------------------
  Dividend yield                         4.0%      3.9%      3.9%
  Expected volatility                   21.3%     22.3%     21.9%
  Risk-free interest rate                6.3%      5.6%      7.0%
  Expected option term               6 years   5 years   5 years
  Fair value per share of options
   granted                             $9.76     $8.88     $8.20
  SFAS 123 compensation
   expense (millions)                  $  11     $  11     $  11
==================================================================

     The effect on earnings per share of recording compensation expense under SFAS No. 123 was a reduction of about four cents per share in each of the years presented.

     The Company records compensation expense for stock and restricted stock awards granted under the plan, if any, at the date of grant or over the vesting period. Compensation expense for stock awards was not material in any year presented.

     The following table summarizes the status of the Company's fixed stock option plans as of January 31, 1998, January 25, 1997, and January 27, 1996:


                             1997    1996    1995
--------------------------------------------------
  Options (in thousands)
   Outstanding               7,427   8,633   8,867
   Exercisable               6,272   7,419   7,637
  Average price
   Outstanding              $40.07  $36.39  $33.40
   Exercisable              $38.52  $34.54  $31.87
==================================================

9
INTEREST
EXPENSE, NET

($ in millions)                                      1997    1996    1995
-------------------------------------------------------------------------
  Short term debt                                   $ 121   $ 102   $ 129
  Long term debt                                      527     312     254
  Other, net*                                         (67)    (55)    (58)
-------------------------------------------------------------------------
  Interest expense, net                             $ 581   $ 359   $ 325
=========================================================================

  * Includes $34 in each year for interest income from the Company's investment in asset-backed certificates.

10
LEASE
COMMITMENTS

     The Company conducts the major part of its operations from leased premises that include retail stores, catalog fulfillment centers, warehouses, offices, and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $541 million in 1997, $333 million in 1996, and $281 million in 1995, including contingent rent based on sales of $72 million, $48 million, and $36 million for the three years, respectively.

  The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $126 million in 1997, and $106 million in both 1996 and 1995.

     Future minimum lease payments for noncancelable operating and capital leases and subleases as of January 31, 1998 were:


($ in millions)                Operating   Capital
--------------------------------------------------
1998                            $  431       $13
1999                               389        13
2000                               354        12
2001                               297        13
2002                               274         9
Thereafter                       1,931        15
--------------------------------------------------
Total minimum lease payments    $3,676       $75
Present value                   $2,250       $64
Weighted average interest rate      10%       10%
==================================================

     The minimum lease payments are shown net of estimated executory costs, which are principally real estate taxes, maintenance, and insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11
ADVERTISING
COSTS

     Advertising costs consist principally of newspaper, television, radio, and catalog book costs. In 1997, the total cost of advertising was $977 million compared with $988 million in 1996, and $969 million in 1995. The consolidated balance sheets include deferred catalog book costs of $89 million as of January 31, 1998 and $98 million as of January 25, 1997, which are included in other assets.


12
RETIREMENT
PLANS

     The Company's retirement plans consist principally of a noncontributory pension plan, a noncontributory supplemental retirement program for certain management associates, a contributory medical and dental plan, and a savings plan, including a 401(k) plan and an employee stock ownership plan. Pension plan assets are invested in a balanced portfolio of equity, including international, and debt securities managed by third party investment managers. In addition, Eckerd has a noncontributory pension plan. The cost of these programs and the December 31 balances of plan assets and obligations are shown below:



EXPENSE
($ in millions)                          1997            1996           1995
-----------------------------------------------------------------------------
Pension and health care:
 Service cost                           $   68          $   73          $  47
 Interest cost                             200             186            171
 Actual return on assets                  (488)           (386)          (464)
 Net amortization and deferral             248             174            300
                                        -------------------------------------
                                            28              47             54
Savings plan expense                        71              56             53
-----------------------------------------------------------------------------
Total retirement plans                  $   99          $  103          $ 107
=============================================================================

ASSUMPTIONS
Discount rate                             7.25%            8.0%          7.25%
Expected return on plan assets            9.5%             9.5%           9.5%
Salary progression rate                   4.0%             4.0%           4.0%
Health care trend rate                    7.0%             7.0%           9.0%
=============================================================================


ASSETS AND OBLIGATIONS

PENSION PLANS*
($ in millions)                                      1997              1996
-----------------------------------------------------------------------------
Accumulated benefit obligation                      $2,373            $1,895
-----------------------------------------------------------------------------
Projected benefit obligation
 Beginning of year                                  $2,187            $2,183
 Service and interest cost                             243               226
 Actuarial (gain)/loss                                 400              (181)
 Benefits paid                                        (210)             (130)
 Amendments and other                                  129                89
                                                  --------------------------
 End of year                                         2,749             2,187

Fair value of plan assets
 Beginning of year                                   2,735             2,292
 Company contributions                                  29               139
 Net gains/(losses)                                    510               434
 Benefits paid                                        (210)             (130)
                                                  --------------------------
 End of year                                         3,064             2,735

Excess fair value over projected benefits              315               548

Transition asset, net of gains and prior
 service cost (unrecognized)                           125                23
-----------------------------------------------------------------------------
Prepaid pension cost                                $  440            $  571
=============================================================================
* Includes supplemental retirement plan

MEDICAL AND DENTAL
Accumulated benefit obligation                      $  326            $  291
Net unrecognized losses                                 13                45
-----------------------------------------------------------------------------
Net medical and dental liability                    $  339            $  336
=============================================================================

     A one per cent change in the health care trend rate would change the accumulated benefit obligation and expense by approximately $24 million and $2 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13
RESTRUCTURING AND BUSINESS
INTEGRATION EXPENSES, NET

     During 1997, the Company recorded restructuring and business integration expenses totaling $447 million on a pre-tax basis, or $1.02 per diluted share. These expenses consisted principally of costs for the Company's voluntary early retirement program, integration of the drugstore operations, restructuring of corporate support functions, and closing of underperforming department stores and support facilities. These costs were partially offset by gains resulting from the sale of certain business operations.

     During 1996, the Company recorded costs totaling $354 million on a pre-tax basis, or 92 cents per share, which were principally related to drugstore acquisitions, including the Company's agreement with the Federal Trade Commission to divest certain drugstores in North Carolina and South Carolina.

     These expenses consisted of the following:


($ in millions)                          1997      1996
-------------------------------------------------------
Voluntary early retirement program        $ 151   $ --
Drugstore integration                       148     323
Corporate restructuring                      66      11
Unit closings and other                     145      20
Gain on the sale of business units          (63)
                                        ---------------
                                            447     354
Income taxes                               (174)   (126)
-------------------------------------------------------
Restructuring and business integration
 expenses, net                            $ 273   $ 228
=======================================================


14
TAXES

     Deferred tax assets and liabilities reflected on the Company's consolidated balance sheet as of January 31, 1998 were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     The major components of deferred tax (assets)/liabilities as of January 31, 1998 and January 25, 1997 were as follows:


TEMPORARY DIFFERENCES ($ in millions)                  1997       1996
------------------------------------------------------------------------
 Depreciation and amortization                       $   977    $   932
 Leases                                                  339        318
 Restructuring and business
   integration expenses                                 (139)       (73)
 Other including comprehensive income                    264        165
                                                    -------------------
                                                       1,441      1,342
 Valuation allowance                                      --         48(1)
------------------------------------------------------------------------
 Total(2)                                            $ 1,441    $ 1,390
========================================================================

 (1) Offsets deferred tax asset related to Eckerd operating loss carryforwards which were subsequently utilized.

 (2) Includes deferred taxes related to drugstore acquisitions of $165 in 1997 and $115 in 1996.


Income tax expense ($ in millions)      1997       1996       1995
 Current
   Federal                           $   319    $   321   $    306
   State and local                        39         43         56
                                     -----------------------------
                                         358        364        362
                                     -----------------------------
 Deferred
   Federal                                 3        (19)       124
   State and local                        (2)        (1)        17
                                     -----------------------------
                                           1        (20)       141
------------------------------------------------------------------
 Total                               $   359    $   344   $    503
 Effective tax rate                     38.8%      37.9%      37.5%
==================================================================

                                     Per cent of pre-tax income
------------------------------------------------------------------
RECONCILIATION OF TAX  RATES        1997         1996         1995
------------------------------------------------------------------
 Federal income tax at
  statutory rate                    35.0         35.0         35.0
 State and local income
  taxes, less federal income
  tax benefit                        2.8          3.0          3.6
 Tax effect of dividends on
  allocated LESOP shares            (1.3)        (1.3)         (.8)
 Tax credits and other               2.3          1.2          (.3)
------------------------------------------------------------------
 Total                              38.8         37.9         37.5
==================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15
SEGMENT
REPORTING

     The Company operates in three business segments: JCPenney stores and catalog, Eckerd drugstores, and JCPenney Insurance. The results of JCPenney stores and catalog are combined. JCPenney stores and catalog generally serve the same customer, have virtually the same mix of merchandise, and the majority of catalog sales are completed in JCPenney stores. Other items are shown in the table below for purposes of reconciling to total Company consolidated amounts.

                                                                                                                   Depreciation
                                                                        Operating      Total        Capital            and
($ in millions)                               Year        Revenue       Earnings       Assets     Expenditures     Amortization
----------------------------------------------------------------------------------------------------------------------------------
JCPenney stores and catalog                   1997        $19,955        $1,391       $14,980         $464             $366
                                              1996         19,506         1,203        14,754          680              325
                                              1995         18,711         1,206        13,744          689              308

Eckerd drugstores                             1997          9,663           392         6,064          341              112
                                              1996          3,147           130         4,389          103               41
                                              1995          1,851            81           618           53               26

JCPenney Insurance                            1997            928           214         2,283            5                4
                                              1996            818           186         1,986            7                5
                                              1995            680           157         1,741            7                3

Total Segments                                1997         30,546         1,997        23,327          810              482
                                              1996         23,471         1,519        21,129          790              371
                                              1995         21,242         1,444        16,103          749              337

Restructuring and Business
  Integration Expenses                        1997                         (447)
                                              1996                         (354)

Net Interest and Credit Operations            1997                         (547)
                                              1996                         (278)
                                              1995                         (183)

Other                                         1997                          (78)          166                           102
                                              1996                           22           959                            10
                                              1995                           80           999                             4

Total Company                                 1997         30,546           925        23,493          810              584
                                              1996         23,471           909        22,088          790              381
                                              1995         21,242         1,341        17,102          749              341
==============================================================================================================================

(1) Total Company operating earnings equals income before income taxes as shown on the Company's consolidated statements of income.

(2) Other operating earnings includes the banking and business services operations, insurance capital gains, real estate operations, amortization of goodwill and other intangible assets, and minority interest.

QUARTERLY DATA UNAUDITED

J.C. PENNEY COMPANY, INC. AND SUBSIDIARIES

($ in millions except per share data)
                                            First                      Second                   Third                  Fourth
                                       1997       1996            1997        1996         1997        1996        1997       1996
------------------------------------------------------------------------------------------------------------------------------------

 Retail sales                        $ 6,481    $ 4,452       $   6,420     $ 4,507    $   7,208     $ 5,537     $ 9,509    $ 8,157
 Total revenue                         6,705      4,644           6,649       4,708        7,441       5,745       9,751      8,374
 LIFO gross margin                     1,804      1,340           1,709       1,312        2,038       1,700       2,688      2,243
 Earnings before one-time
    charges, net of tax                  140        142             105          93          229         257         365        301
 Net income                              139        142              90          93          113         236         224         94

 Per common share:
    Earnings before
     one-time
      charges, net of tax,
      diluted                           0.53       0.57            0.38        0.37         0.85        1.03        1.36       1.20
    Net income, diluted                 0.53       0.57            0.32        0.37         0.40        0.95        0.85       0.36
    Dividend                           0.535       0.52           0.535        0.52        0.535        0.52       0.535       0.52
 Price range
    High                              51 5/8     51 7/8              59      53 3/8       64 1/4          57      68 1/4     54 1/2
    Low                               44 7/8     45 3/4          45 5/8      47 1/4     54 11/16      49 1/4      53 1/4     46 1/4
    Close                             45 7/8     49 3/4        57 15/16      49 5/8      56 7/16      52 7/8      67 3/8     47 5/8
====================================================================================================================================


FIVE YEAR FINANCIAL SUMMARY

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES

(In millions except per share data)                     1997            1996            1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------

 Results for the year:
 Total revenue                                  $    30,546           $23,471        $  21,242        $20,937          $19,440
 Retail sales                                        29,618            22,653           20,562         20,380           18,983
  Per cent increase                                    30.7              10.2              0.9            7.4              5.4
 Earnings before one-time charges, net of tax           839               793              838          1,057              944
  Per cent of total revenue                             2.7               3.4              3.9            5.0              4.9
 Return on beginning
  stockholders' equity                                 11.7*             13.5             14.9           19.7             20.1
 Net income                                             566               565              838          1,057              940
 Per common share:
  Earnings before one-time charges,
  net of tax, diluted                                  3.12              3.17             3.33          4.05             3.55
  Net income, diluted                                  2.10              2.25             3.33          4.05             3.53
  Dividends                                            2.14              2.08             1.92          1.68             1.44
  Stockholders' equity                                29.16             25.67            24.76         23.45            21.53
 Financial position
 Capital expenditures                                   810               790              749           544              459
 Total assets                                        23,493            22,088           17,102        16,202           14,788
 Stockholders' equity                                 7,357             5,952            5,884         5,615            5,365
 Number of common shares outstanding at year end        251               224              224           227              236
 Weighted average common shares
  Basic                                                 247               226              226           234              236
  Diluted                                               268               248              249           258              261
 Number of employees at year end (In thousands)         260               252              205           202              193
==================================================================================================================================

 * Assumes the completion of the Eckerd acquisition in beginning equity.

FIVE YEAR OPERATIONS SUMMARY

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES

                                                                1997            1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
 JCPenney stores
 Number of stores
  Beginning of year                                            1,228           1,238           1,233         1,246          1,266
  Openings                                                        34              36              43            29             24
  Closings                                                       (59)            (46)            (38)          (42)           (44)
-----------------------------------------------------------------------------------------------------------------------------------
  End of year                                                  1,203           1,228           1,238         1,233          1,246
 Gross selling space (In million sq. ft.)                      118.4           117.2           114.3         113.0          113.9
 Sales (In millions)                                         $16,047         $15,734         $14,973       $15,023        $14,056
 Sales including catalog desks (In millions)                  19,089          18,694          17,930        18,048         16,846
 Sales per gross square foot                                     157             159             156           159            146

 Catalog
 Number of catalog units
  JCPenney stores                                              1,199           1,226           1,228         1,233          1,246
  Freestanding sales centers and other                           554             569             565           568            557
  Drugstores                                                     110             107             106            94            101
-----------------------------------------------------------------------------------------------------------------------------------
  Total                                                        1,863           1,902           1,899         1,895          1,904
 Sales (In millions)                                         $ 3,908         $ 3,772         $ 3,738       $ 3,817        $ 3,514

 Eckerd drugstores
 Number of stores
  Beginning of year                                            2,699             645             526           506            548
  Openings                                                       199*             47              37            46             35
  Drugstore acquisitions                                         200           2,020              97            --             --
  Closings                                                      (320)*           (13)            (15)          (26)           (77)
-----------------------------------------------------------------------------------------------------------------------------------
  End of year                                                  2,778           2,699             645           526            506
 Gross selling space (In million sq. ft.)                       27.4            26.4             6.2           4.5            4.6
 Sales (In millions)                                         $ 9,663         $ 3,147         $ 1,851       $ 1,540        $ 1,413
 Sales per gross square foot                                     314             261             253           243            235

 JCPenney Insurance (In millions)
 Revenue                                                     $   928         $   818         $   680       $   557        $   457
 Distribution of revenue
  JCPenney customers                                              53%             56%             65%           73%            83%
  Banks, oil companies, and other customers                       47%             44%             35%           27%            17%
 Policies, certificates, and memberships in
  force                                                         13.2            11.3             9.6           7.5            5.8
==================================================================================================================================
 * Includes 127 drugstore relocations.

SUPPLEMENTAL DATA (UNAUDITED)

     GENERAL. The following information is provided as a supplement to the Company's audited financial statements. Its purpose is to facilitate an understanding of the Company's credit operations, capital structure, and cash flows.

     CREDIT OPERATIONS. The following presents the results of the Company's proprietary credit card operation and shows both the net cost of credit in support of the Company's retail businesses and the net cost of credit measured on an all-inclusive, economic basis. The "economic basis" of the cost of credit includes the cost of equity capital in addition to debt used to finance accounts receivable balances. The cost of equity capital is based on the Company's
minimum return on equity objective of 16 per cent. The results   presented below
cover all JCPenney credit card accounts receivable serviced.


Pre-tax cost of JCPenney credit card
($ in millions)                            1997           1996          1995
-----------------------------------------------------------------------------
  Finance charge revenue                  $ (799)       $ (759)         $(743)
                                        --------------------------------------
  Bad debt expense                           396           311            256
  Operating expenses
   (including in-store costs)                237           251            255
  Interest expense on debt financing         285           281            278
                                        --------------------------------------
  Total costs                                918           843            789
                                        --------------------------------------
  Pre-tax cost of credit -
   retail operations                         119            84             46
  Pre-tax cost of equity capital             144           138            137
                                        --------------------------------------
  Pre-tax cost of credit -
   economic basis                         $  263        $  222          $ 183
-----------------------------------------------------------------------------
  Per cent of JCPenney credit sales          3.0%          2.4%           2.0%
=============================================================================

  Credit sales                                          1997                       1996                     1995
-------------------------------------------------------------------------------------------------------------------------------
                                                         Per cent                   Per cent                      Per cent
  (JCPenney stores                         Amounts     of Eligible     Amounts     of Eligible       Amounts     of Eligible
  and catalog)                         (In billions)      Sales     (In billions)    Sales        (In billions)     Sales
-------------------------------------------------------------------------------------------------------------------------------
  JCPenney credit card                     $  8.6       43.4          $  9.1         46.9           $ 9.0           48.4
  Third party credit cards                    4.7       23.5             4.1         21.2             3.7           19.8
-------------------------------------------------------------------------------------------------------------------------------
   Total                                   $ 13.3       66.9           $13.2         68.1           $12.7           68.2
===============================================================================================================================


KEY JCPENNEY CREDIT CARD INFORMATION
(In millions, except where noted)             1997          1996          1995
--------------------------------------------------------------------------------
Number of accounts serviced with balances     14.8          17.0          17.0
Total customer receivables serviced        $ 4,721        $5,006        $4,688
Average customer receivables financed        4,431         4,322         4,258
Average account balances
 (in dollars)                                  318           295           275
Average account maturity
 (months)                                      4.5           4.5           4.3
90-day delinquencies                           3.9%          3.7%          3.3%
================================================================================

     CAPITAL STRUCTURE. The Company's objective is to maintain a capital structure that will assure continuing access to financial markets so that it can, at reasonable cost, provide for future needs and capitalize on attractive opportunities for growth.

     The debt to capital ratio shown in the table below includes both debt recorded on the Company's consolidated balance sheet as well as off-balance-sheet debt related to operating leases and the securitization of a portion of the Company's customer accounts receivable (asset-backed certificates).

Debt to capital ($ in millions)               1997          1996         1995
-------------------------------------------------------------------------------
Short term debt, net of cash investments   $   1,209       $ 3,818      $ 1,168
Long term debt, including current
  maturities                                   7,435         4,815        4,080
                                          -------------------------------------
                                               8,644         8,633        5,248
Off-balance-sheet debt
Present value of operating leases              2,250         1,800        1,000
Securitization of accounts
 receivable, net                                 343           374          294
                                          -------------------------------------
Total debt                                    11,237        10,807        6,542
Consolidated equity                            7,357         5,952        5,884
-------------------------------------------------------------------------------
Total capital                                $18,594       $16,759      $12,426
Per cent of total debt to capital               60.4%         64.5%*       52.6%
===============================================================================

* Upon completion of the Eckerd acquisition, the Company's debt to capital ratio decreased to 60.1 per cent.


     The Company builds its capital base according to the different needs and credit characteristics of its customer receivables and its other core retail assets. Customer receivables are highly diversified and predictable financial assets, very different from the core assets of a retailer, which include fixed assets and merchandise inventories.

Accordingly, the Company finances receivables with more leverage, much like a finance company. The standards for these assets are a debt ratio of approximately 88 per cent and interest coverage of about 1.5 times. Core assets are financed with less leverage and are more comparable to the leverage of non-retail industrial companies with strong credit ratings. The Company's capital structure as of January 31, 1998 was:


                               Customer      Core
      ($ in millions)        Receivables    Assets    Combined
---------------------------------------------------------------
Debt                            $4,004     $ 7,233     $11,237
Equity                             572       6,785       7,357
---------------------------------------------------------------
Total capital                   $4,576     $14,018     $18,594
 Debt to capital per cent         87.5%       51.6%       60.4%
===============================================================

     The historical debt to capital per cent and fixed charge coverage for the prior three years, on a separate and combined basis, were:


DEBT TO CAPITAL PER CENT                             1997  1996   1995
----------------------------------------------------------------------
  Combined                                           60.4  60.1*  52.6
  Core assets                                        51.6  49.8   32.1
  Customer receivables                               87.5  87.5   87.5
======================================================================
  * Assumes completion of the Eckerd acquisition

FIXED CHARGE COVERAGE                                1997  1996   1995
----------------------------------------------------------------------
  Combined                                            2.0   2.4    3.4
  Core assets                                         2.4   3.8    6.0
  Customer receivables                                1.5   1.5    1.5
======================================================================

  Financing costs incurred by the Company to finance its operations, including those costs related to off-balance-sheet liabilities, were as follows:

($ in millions)                                  1997   1996   1995
----------------------------------------------------------------------
  Interest expense, net                          $581   $359   $325
  Interest portion of LESOP debt payment           10     17     23
  Off-balance-sheet financing costs
   Interest imputed on operating leases           180    110    102
   Asset-backed certificates interest              68     68     68
----------------------------------------------------------------------
     Total                                       $839   $554   $518
======================================================================

  EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (EBITDA) is a key measure of cash flow generated. Following is a calculation of EBITDA by operating segment on an individual and combined basis (excludes other unallocated):



                                  Stores &                              Total
1997                              Catalog     Drugstores   Insurance   Segments
--------------------------------------------------------------------------------
Revenue                             $19,955       $9,663       $ 928    $30,546
Operating earnings                    1,391          392         214      1,997
Depreciation and amortization           366          112           4        482
Interest and other*                     195           97          --        292
--------------------------------------------------------------------------------
EBITDA                              $ 1,952       $  601       $ 218    $ 2,771
as a % of revenue                      9.8%         6.2%       23.5%       9.1%
================================================================================

1996
--------------------------------------------------------------------------------
Revenue                             $19,506       $3,147       $ 818    $23,471
Operating earnings                    1,203          130         186      1,519
Depreciation and amortization           325           41           5        371
Interest and other*                     246           30          --        276
--------------------------------------------------------------------------------
EBITDA                              $ 1,774       $  201       $ 191    $ 2,166
as a % of revenue                       9.1%         6.4%       23.3%       9.2%
================================================================================

1995
--------------------------------------------------------------------------------
Revenue                             $18,711       $1,851       $ 680    $21,242
Operating earnings                    1,206           81         157      1,444
Depreciation and amortization           308           26           3        337
Interest and other*                     313           22         --         335
--------------------------------------------------------------------------------
EBITDA                              $ 1,827       $  129       $ 160    $ 2,116
as a % of revenue                       9.8%         7.0%       23.5%      10.3%
================================================================================

* Consists of interest on operating leases and the LESOP, the impact of asset-backed certificates, and finance charge revenue net of credit operating costs.


     CREDIT RATINGS. Over the years, the Company has maintained one of the highest credit ratings in the retail industry. The Company's objective is to maintain a strong investment grade rating on its senior long term debt and commercial paper. The credit ratings for the Company at year end were:


                                    Long Term  Commercial
                                       Debt       Paper
-----------------------------------------------------------
Standard & Poor's Corporation            A         A1
Moody's Investors Service               A2         P1
Fitch Investors Service, Inc.            A         F1


34